

December 11, 2009

By U.S. Mail and facsimile to 011-34-91-257-12-82

José Antonio Alvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re:**   **Banco Santander, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 001-12518**

Dear Mr. Alvarez:

    We have reviewed your letter filed on November 13, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2008

Consolidated Financial Statements

1. Introduction, basis of presentation of the consolidated financial statements and other information – (h) Events after the balance sheet date, page F-19

1. We note in your response to prior comment 2 that you felt it was "not necessary to recognize any legal liability" related to these events as "the decision to offer the solution was taken in view of the exceptional circumstances attaching to these events and based on solely commercial reasons" relating to maintaining relationships with your customers. Based on these statements, it appears that these expenses were incurred as a result of your decision to offer these solutions. Therefore, it remains unclear how you concluded that, these events represented a "settlement after the reporting period of a court case that confirms that the entity had a present obligation at the end of the reporting period" (paragraph 9(a) of IAS 10) since you were not legally obligated or court directed to offer solutions to customers. Please provide us with more detailed information about your decision to record a provision for these events as of December 31, 2008 given that you concluded a legal liability was not necessary.

2. Based on the fact that you concluded it was not necessary to record a legal liability as of year-end and that your decision to offer solutions appears to be voluntary based on commercial reasons, it is unclear to us from your response how these events constituted a present legal obligation at December 31, 2008 as defined in IAS 10. Specifically, it is unclear how the solutions offered to former Lehman customers in February 2009 and former Madoff private banking customers in January 2009 do not qualify as non-adjusting events under paragraph 22(j) of IAS 10. Please provide additional information regarding how you were able to conclude that these events qualified as present legal obligations that required a provision for the estimated cost of resolution as of December 31, 2008.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Brittany Ebbertt at (202) 551-3572 or me at (202) 551-3303 if you have questions.

                                                                Sincerely,

                                                                Rebekah Blakeley Moore
                                                                Senior Accountant